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                          March 26, 2024

       Richard Sneider
       Chief Financial Officer
       Kopin Corp.
       125 North Drive
       Westborough, MA 01581

                                                        Re: Kopin Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed March 19,
2024
                                                            File No. 333-278075

       Dear Richard Sneider:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              John J. Concannon III,
Esq.